 Exhibit 99.1

Hepsiburada Announces Completion of Planned CEO Transition and New Leadership Structure

Ender Özgün appointed Chief Executive Officer of Hepsiburada; Hakan Karadoğan to lead the Company’s Delivery business as CEO.

ISTANBUL, June 30, 2026 -- D-MARKET Electronic Services & Trading (d/b/a “Hepsiburada”) (NASDAQ: HEPS), a leading Turkish e-commerce platform, today announced the completion of the planned CEO transition first announced on December 29, 2025.

As part of this planned transition, Nilhan Gökçetekin will step down as Chief Executive Officer effective July 1, 2026, following a smooth and carefully managed handover process.

The Company also announced that Ender Özgün has been appointed Chief Executive Officer of Hepsiburada, effective July 1, 2026, with overall responsibility for the Company. Hakan Karadoğan will lead Hepsiburada’s Delivery business as Chief Executive Officer. Ender and Hakan will report to Chairman Mikheil Lomtadze and the Board of Directors.

This new leadership structure reflects Hepsiburada’s next phase of growth, with dedicated leadership focus across its core commerce platform and delivery capabilities, while promoting experienced leaders from within the Company.

Hepsiburada’s Chairman, Mikheil Lomtadze, said: “On behalf of the Board, I would like to thank Nilhan for her contribution to Hepsiburada. During her tenure, the Company strengthened its financial discipline and operating foundations. This transition was planned jointly and managed responsibly, with continuity and the future success of Hepsiburada as our priority.”

Mikheil Lomtadze continued: “Ender and Hakan are proven leaders from within Hepsiburada. They know our customers, merchants and operations, and they have the experience to lead the Company into its next phase. Ender will lead Hepsiburada as CEO, with overall responsibility for the Company, while Hakan will lead our Delivery business as CEO.”

Nilhan Gökçetekin said: “It has been a privilege to lead Hepsiburada and to work with such a talented and committed team. I am proud of what we have achieved together and of the foundations we have strengthened for the Company’s next phase. I would like to thank the Board, our employees, partners, merchants and customers for their trust and support. I will continue to follow Hepsiburada’s journey with great appreciation and confidence.”

Ender Özgün said: “Hepsiburada is one of Türkiye’s leading technology and commerce platforms, with a trusted brand, strong team and unique role in the lives of customers and merchants. My focus will be on our customers, our merchants, growth and building Hepsiburada for the long term.”

Hakan Karadoğan said: “Delivery is a critical part of the Hepsiburada experience. I am excited to lead the Delivery business as CEO and to continue improving speed, reliability, efficiency and service quality for our customers, merchants and partners.”

Ender Özgün

Ender Özgün has served as Chief Commercial Officer of Hepsiburada since May 2023. He previously served as Chief Marketing Officer and held senior roles at Vodafone Turkey, where he focused on digital transformation, growth and segment strategies. He began his career at Procter & Gamble in marketing and brand management.

Hakan Karadoğan

Hakan Karadoğan has served as Chief Executive Officer of Logistics at Hepsiburada since March 2024. Before joining Hepsiburada, he was General Manager of Amazon Türkiye Operations, where he helped lead the launch of Amazon’s Türkiye operations in 2018. He also has more than two decades of management experience at General Electric across engineering, manufacturing, supply chain and business leadership roles.

About Hepsiburada

Hepsiburada is a leading e-commerce technology platform in Türkiye, connecting millions of customers with a broad range of products and services. Through its marketplace, retail operations, logistics capabilities, payment solutions and customer-focused technology, Hepsiburada aims to make commerce easier, faster and more accessible for customers and businesses across Türkiye.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable securities laws. These statements are based on the Company’s current expectations and assumptions and involve risks and uncertainties that could cause actual results to differ materially. The Company undertakes no obligation to update any forward-looking statements, except as required by law.

Investor Relations Contact

ir@hepsiburada.com

Media Contact

corporatecommunications@hepsiburada.com